Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Allowance of United States Patent for

Anticancer Drug LOR-253

TORONTO, CANADA, April 11, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that the United States Patent and Trademark Office has allowed Lorus’ patent for its lead small molecule anticancer drug, LOR-253. The patent, which was originally set to expire in May 2026, was granted a patent term adjustment that extends the patent expiry date to February 2028.

The US patent covers LOR-253 composition of matter and methods of treating cancer. Specific cancers protected by the patent include colon, non-small cell lung, ovarian, kidney, and prostate tumors, as well as melanoma and cancers of the central nervous system. Patents with similar protection for LOR-253 have been issued in Canada and Australia, and are pending in Europe, Japan, and China.

“Allowance of our US patent for LOR-253 is vital for the continued growth of Lorus, and is in line with our core IP strategy, which is to obtain exclusivity for LOR-253 in key markets,” said Dr. Aiping Young, Lorus' President and CEO. “This patent is an important addition to our expanding IP portfolio for LOR-253, and demonstrates our commitment to maximize the commercial potential of this novel therapy.”

LOR-253 is in a Phase I clinical trial that is being conducted at Memorial Sloan-Kettering Cancer Center in New York. The Phase I study assesses the safety profile and antitumor activity of LOR-253, and will determine the recommended dose for subsequent Phase II clinical trials. Patients with advanced or metastatic solid tumors who are unresponsive to conventional therapy, or for which no effective therapy is available, are currently being recruited for this clinical study.

About LOR-253

LOR-253 represents a new class of anticancer agent, which we believe may offer a competitive advantage over conventional drugs. This drug candidate has shown selective and potent antitumor activity in preclinical investigations with a variety of human cancers, including colon cancer and non-small cell lung cancer, and has demonstrated an excellent therapeutic window due to its low toxicity. LOR-253 is a first-in-class small molecule that has been optimized to inhibit the novel cancer target Metal-Responsive Transcription Factor 1 (MTF-1). MTF-1 is over-expressed in selective cancer indications, and its down-regulation by LOR-253 results in induction of the novel tumor suppressor Krüppel-like factor 4 (KLF4), leading to the down-regulation of cyclin D1, an important regulator of cell cycle progression and cell proliferation. MTF-1 down-regulation also results in decreased expression of genes involved in the adaptation of tumors to hypoxia (low oxygen content) and angiogenesis. Increased angiogenesis and alterations in the cyclin D1 regulatory pathway have been linked to the development of cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund future research, our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Arash Shahi, 416-644-2020; ashahi@renmarkfinancial.com